

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2010

John W. Chamberlain
Chief Executive Officer
American Assets Trust, Inc.
11455 El Camino Real, Suite 200
San Diego, California 92130

> **Re: American Assets Trust, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed December 6, 2010**
> **File No. 333-169326**

Dear Mr. Chamberlain:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Please note that the page numbers referenced in our comment correspond to the pages numbers in the courtesy copies provided.

Risk Factors, page 20

Upon completion of this offering and our formation transactions…, page 33

1.   We note your response to comment 2 in our letter dated November 29, 2010 and the revised disclosure on page 33 that you may be subject to on-going litigation, including existing claims relating to entities that own the properties and operate the business and that you may become subject to litigation in connection with the formation transactions. Please revise your disclosure on page 33 to specifically describe the on-going litigation and the existing claims relating to entities that own the properties and operate the business or advise.

Financial Statements of American Assets Trust, Inc. Predecessor

Note 1 – Summary of Significant Accounting Policies

Real Estate, page F-34

2.   We note your response to comment seven relating to your accounting for below market rental lease renewal options. Please quantify the impact on the amortization expense in each of the periods presented had you recorded the liability for all below market leases that you determined renewal was not probable. Clarify to us the amortization period you used which we presume is the renewal period. Also, provide us your SAB 108 materiality analysis. This analysis should address the impact to your pro forma financial information as well as the audited financial information of your predecessor.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Attorney-Advisor, at (202) 551-3402 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Scott N. Wolfe, Esq.
    Julian T.H. Kleindorfer, Esq.
    Michael E. Sullivan, Esq.
    Latham & Watkins LLP
    Via facsimile (213) 891-8763